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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: November, 2010
Commission File Number: 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Gushu Industrial Estate, Xixiang
Baoan, Shenzhen
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

NEWS RELEASE

Investor relations contact: Mr. Kee Wong Address: Unit 5811-12, 58/F, The Center 99 Queen’s Road Central, Central, Hong Kong Tel No.: (852) 2341 0273 Fax No.: (852) 2263 1223	Email address: shareholder@namtai.com Website: www.namtai.com
Change in personnel
Hong Kong, PRC — November 12, 2010 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced that subsequent to the announcement on November 1, 2010 regarding the appointment of Mr. Joseph Li as Chief Financial Officer of the Company in October 2010, due to an unexpected, serious health condition of the wife of Mr. Li, he has to return to his home in Canada immediately to take care of her for an indefinite period of time, and therefore has no alternative but to resign as Chief Financial Officer of the Company with immediate effect.
After the resignation of Mr. Li as Chief Financial Officer, Mr. M.K. Koo will resume the position of Chief Financial Officer of the Company as before with immediate effect and at the same time also act as the Chairman of the Company.
The management of the Company considers that such a change in personnel will have no impact on the Company. In view of the brief period of time Mr. Li acting as Chief Financial Officer, and the prompt reinstatement of the original Chief Financial Officer, there will be no interruption to the normal course of the management of the Company.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications, consumer electronic, medical and automotive products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies and image-sensor modules and PCBAs for headsets containing Bluetooth® wireless technology.1 These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

[1]	The Bluetooth® word mark and logos are owned by the Bluetooth SIG, Inc. and any use of such marks by Nam Tai is under license.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date November 15, 2010	By:	/s/ M. K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman and Chief Financial Officer